ANIMAS RESOURCES LTD.            TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 604-688-3392

October 22, 2009                                                                                                 NR 09-20

Animas Resources Announces the Drilling Program has started at Santa Gertrudis

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Oct. 22, 2009) - Animas Resources Ltd. ("Animas" or the "Company") (TSX VENTURE: ANI - News) is pleased to announce that it has started a 20+ hole drilling program on October 13, 2009 initially focused on testing the main Toro - Gregorio mineralized zone. Other large tonnage potential-type targets as well as several more conceptual-type targets also will be tested during this phase of drilling. The Toro - Gregorio target is considered to be the best of the currently identified sedimentary rock-hosted gold targets.

The Toro - Gregorio target is comprised of a 3+ square kilometer area of moderate/strong surface alteration, favorable host rock lithologies, highly anomalous surface gold mineralization and five past producing, open pit gold mines. This area has never been deeply drill tested by previous workers and up to eleven holes are planned in this area. One of these holes will be drilled below the 2008 Animas' drill hole at Camello which ended in highly anomalous alteration and gold mineralization.

Gregory E. McKelvey, President & CEO of Animas commented, "After the extensive effort by our team it is gratifying to all of us to see the drilling program get started on the largest and best targets."

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery in Latin America, has re-consolidated the Santa Teresa District's Santa Gertrudis gold deposits and prospects within a 562 square kilometer land holding. Our mission is to grow Animas Resources through discovery and acquisition of high quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by Dr. Roger Steininger, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.

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Gregory E. McKelvey, President & Director

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling programs, the availability of future financing for exploration and other plans, projections, estimates and expectations. Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.